

November 29, 2012

Via E-mail
Mr. David Mough
President
Gold Ridge Resources, Inc.
7582 Las Vegas Blvd. South
Suite 552
Las Vegas, NV 89123-1060

> **Re: Gold Ridge Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2012**
> **File No. 333-184793**

Dear Mr. Mough:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

       o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

       o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note that you have included the entirety of your technical report in your filing. Technical reports should not be included in entirety in your filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(7) of Industry Guide 7. However, you should include the information required under paragraph (b) items (1) to (5) in order to adequately describe your property. Please modify your disclosure accordingly.

4.   Please update the expiration date of your claims as described on page 31 of your filing.

<u>Prospectus Cover Page</u>

5.   Please provide the information required by Item 501(b)(3) of Regulation S-K on both a per share basis and for the total amount of the offering. Please consider providing such information in tabular format.

<u>Inside Front and Outside Back Cover Pages of the Prospectus</u>

6.   Please set forth on the outside back cover page of the prospectus the information required by Item 502(b) of Regulation S-K.

Prospectus Summary, page 5

7.   Please explain the basis for stating that you need to raise at least $60,000 to begin the first phase of exploration and for administrative costs. According to the technical report, phase one will cost approximately $14,500.

Risk Factors, page 7

8.   Please remove the statement that "the risks described below are not the only ones we will face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our financial performance and business operations." All material risks should be discussed in this section. Risks that are not deemed material should not be referenced.

9.   Please revise the subheading of the second risk factor to reconcile with the risk factor narrative, which is the going concern raised by the auditors.

10.   Please clearly revise the next to last risk factor on page 12 to reflect that the single shareholder will own 44.4% of your common stock outstanding if the maximum offering amount is sold and that he will own a greater percent if less of the offering is sold.

Use of Proceeds, page 15

11.   Please discuss the company's plans if substantially less than the maximum proceeds are obtained as required by Instruction 1 to Item 504 of Regulation S-K. For example, consider providing tabular disclosure for the use of proceeds at various levels of proceeds raised, such as at 25%, 50% and 75% of the offering. In addition, provide narrative disclosure for the priority of the intended uses of proceeds if you raise less than 25% of the offering.

12.   We note that you have allocated a significant portion of the proceeds to working capital. Please provide a more detailed discussion of the proposed use of these proceeds, including the amount allocated to each intended use. For instance, the technical report indicates that Phase One would cost approximately $14,500, which is exclusive of working capital. Please clarify the work to be done by the technical consultants and when such work would occur. In addition, if any of the proceeds will be used to pay the advance royalty payments, provide a separate line item.

Dilution, page 17

13.   Since there is no minimum to the offering, provide the dilution information based upon various levels of proceeds raised, such as 25%, 50% and 75%.

Plan of Distribution, page 18

14. We note the statement that the subscriptions, once received by the company, are irrevocable. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an <u>irrevocable</u> offer to purchase those shares. We may have further comment.

Description of Business, page 51

15. We note your disclosure on page 51 that the company has leased the Dayton Claims for a period of thirty years. We also note that Section 4.2 of the Technical Report on the Dayton Property included in the prospectus indicates that the company "provided details of a lease agreement between the company and Friberg indicating that [the company] will control the property for a period of 13 (thirteen) years, renewable for additional periods." Please revise to explain the discrepancy between the lease term disclosed on page 51 and the lease term referenced in the Technical Report. In addition, please reconcile the advance royalty payments discussed on page 51 with the table on page 52. Lastly, please file the lease as an exhibit.

16. Please provide a more detailed discussion of the business plan, in particular your planned exploration in phases one and two, including the activities to occur, the estimated costs and the anticipated time frame for each phase.

17. Please provide the disclosure required by Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Reports to Stockholders, page 52

18. Please revise to include the disclosure required by Item 101(h)(5)(i) of Regulation S-K.

Directors and Officers, page 60

19. Please revise to disclose the period(s) during which Maureen Flansburg has served as director of the company as required by Item 401(a) of Regulation S-K. In addition, please revise to disclose the period(s) during which Maureen Flansburg has served in each officer position with the company as required by Item 401(b) of Regulation S-K.

20. We note the disclosure in the risk factors section on page 10 that your officers have other business interests and spend only a minimum number of hours per week on this business. Please disclose the amount and percent of time each officer devotes to this business. Also, discuss the current business activities of Mr. Mough.

Executive Compensation, page 62

21.   We note that you have provided the summary compensation information as of the fiscal year ended June 30, 2010. However, the company was incorporated July 15, 2010. Please revise the summary compensation table to provide the requisite information for the company's last completed fiscal year, as required by Instruction 1 to Item 402(n) of Regulation S-K.

Certain Relationships and Related Transactions, page 63

22.   Please provide disclosure in this section of the related party payables, as discussed in footnote four to the financial statements.

Corporate Governance, page 63

23.   We note your references to the sole director of the company. Your disclosure on pages 60 - 62 indicates that you have more than one director. Please revise here and where appropriate to accurately describe the number of directors of the company.

Financial Statements, page 65

24.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide a current consent for any amendments over 30 days.

Report of Independent Registered Public Accounting Firm, page F-1

25.   We note that your auditor's report opines on the two annual periods (the year ended June 30, 2012 and the period from inception to June 30 2011) but does not opine on the cumulative period from inception through June 30, 2012. In addition to the periods already included, please obtain and file an audit report that opines on the cumulative period from inception through the most recent audited balance sheet date (i.e. the period from inception, July 15, 2010 through June 30, 2012).

Other Expenses of Issuance and Distribution, page II-1

26.   We note that the amount provided for the Securities and Exchange Commission registration fee, $7, differs from the registration fee provided on the cover page of the registration statement, $13.64. Please revise to accurately reflect the amount of the registration fee.

Indemnification of Directors and Officers, page II-1

27.   We note the disclosure in the first paragraph on page II-2 regarding the circumstances in which no advancement of expenses will be made to officers and directors. We are unable to locate the bylaw provision to which you are referring. Please advise or revise.

Exhibits

28.   Please file Exhibit 3.1 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

29.   Please file the subscription agreement, referenced on page 20, as an exhibit.

Undertakings, page II-3

30.   Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under

Mr. David Mough
Gold Ridge Resources, Inc.
November 29, 2012
Page 7

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director